SKLAR WILLIAMS

______ PLLC ______

LAW OFFICES

410 South Rampart Boulevard, Suite 350

Las Vegas, Nevada 89145

(702) 360-6000 • Fax: (702) 360-0000

March 12, 2025

VIA EDGAR

Office of Finance

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	GBank Financial Holdings Inc.
Amendment No. 1 to Form S-1
Submitted March 12, 2025
CIK No. 0001791145

Dear Sir or Madam:

On behalf of our client, GBank Financial Holdings Inc. (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated February 10, 2025, with respect to the above referenced Amendment No. 1 to the draft registration statement on Form S-1 submitted on March 12, 2025.

The text of the Staff’s comments is set forth, in bold italics below followed in each case by the Company’s response. Please note that all references to page numbers in the responses refer to the page numbers of Amendment No. 1 to Form S-1, filed concurrently with the submission of this letter in response to the Staff’s comments.

Draft Registration Statement Form S-1 submitted January 13, 2025

Cover Page

1.

We note your disclosure that the shares of your common stock are being offered for sale by selling stockholders at prices established on the OTCQX Market during the term of this offering, and that you intend to list your common stock on the Nasdaq. Please revise to clarify the method by which the price of the shares will be determined. Refer to Instruction 2 to Item 501(b)(3) of Regulation S-K.

Response:  In response to the Staff’s comment, the Company has added disclosure to the fourth paragraph of the prospectus cover page.

Prospectus Summary

Overview, page 4

2.

We note your disclosure that you have grown your diversified loan portfolio at a 27.90% compound annual growth rate ("CAGR") since 2016, and a loan growth with a deposit CAGR of 27.93%. Because CAGR only represents a comparison of two dates in time but does not show trends or events during the period represented, please balance your disclosure by also including annual rates for the periods represented, or advise.

Response:  In response to the Staff’s comment, the Company has added disclosure to page 4.

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Implications of Being an Emerging Growth Company, page 5

3.

We note disclosure that you have elected to use the extended transition period for complying with new or revised accounting standards pursuant to the JOBS Act. However, we also note disclosure on page 42 that you have irrevocably elected to adopt new accounting standards within the public company adoption period. Please revise your filing accordingly to be consistent.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 42 to be consistent with the referenced disclosure on page 5.

Our Products, page 5

4.	Please explain here what percentage of your business is of each commercial and Consumer banking services, prepaid debit cards, and electronic prepaid access programs, for instance, or advise.

Response:  In response to the Staff’s comment, the Company has added disclosure on page 4.

Electronic Prepaid Access Programs, page 6

5.	Please revise your disclosure to describe the key terms of the Sponsorship Agreement with Bankcard Services, LLC and file the Sponsorship Agreement as an exhibit, or advise.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on page 6, and added the Sponsorship Agreement with Bankcard Services, LLC as Exhibit 10.15, and an amendment thereto as Exhibit 10.16.

Risk Factors

Interest rate shifts may reduce net interest income, page 14

6.	Please address more specifically in this risk factor how the current interest rate environment is currently affecting your business.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on page 14.

Risk Factors

An active trading market for our common stock , page 28

7.

We note your disclosure that the public market for your common stock has been limited to the OTCQX Market, and that an active trading market may not develop. Please clarify if there has been an active trading market on the OTCQX Market to date. If there has not been an active trading market, expand your risk factor disclosure to discuss how that has or may impact the price of the securities.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on page 28 to refence average daily trading volume.

8.

We note the disclosure here that the public offering price of your securities was determined through negotiations between you and the underwriters. However, that is not discussed on the cover page. Please refer to the reference to underwriters at page 3 as well. Please revise for consistency throughout.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on page 37 to remove the reference to underwriters.

Description of Securities, page 37

9.

We note your disclosure that you are authorized to issue 5,000,000 shares of preferred stock. We also note that Section 1(a)(iii) of your Articles of Incorporation states that the Corporation is authorized to issue 10,000,000 shares of preferred stock. Please revise your disclosure as appropriate, or advise.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on page 37 to change disclosure of the number of preferred shares from 5,000,000 to 10,000,000.

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Loans, page 48

10.

We note disclosure that commercial real estate loans total $521.6 million, or 88% of your total loan portfolio as of December 31, 2023. Please revise your filing here or where appropriate, to present disaggregated disclosures of your commercial real estate portfolio by borrower or property type for each period presented.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on page 48.

11.

Please revise your filing to explain the reason(s) you began to repurchase previously sold guaranteed SBA loans during the third quarter of 2023 and disclose further how you began “initiating a change in loan terms with certain borrowers, at the borrowers option.” To the extent you intend to do more of these loan repurchases, please ensure your filing clearly discloses these intentions and the related financial statement impact of these repurchases for all periods presented. Lastly, please explain where these repurchased loans are reflected in your tabular presentation on page 50 as you only disclose $80.5 million of total loans with predetermined (fixed) interest rates as of December 31, 2023.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on pages 49 and 50.

Liquidity, page 54

12.

We note disclosure that you review the Company’s liquidity position daily and on at least a quarterly basis, a comprehensive liquidity analysis is reviewed by the Asset Liability Committee and Board of Directors. Please revise your filing to discuss in more detail any liquidity policy guidelines and metrics you use to manage your liquidity, such as coverage ratios or specific thresholds, as applicable, and whether you complied with your internal guidelines with respect to these metrics for each of the periods presented.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on page 54.

Certain Relationships and Related Party Transactions, page 86

13.

We note that you entered into an agreement with BCS, which has common ownership with members of your board of directors. Please revise your disclosure to state the names of the related persons. Refer to Item 404(a)(1).

Response:  In response to the Staff’s comment, the Company has revised its disclosure on page 87 to disclose the names of the related persons.

Concentration of Credit Risk, page F-7

14.

We note your disclosure of concentration of credit risk and geographic dispersion of loan commitments on page F-31. Please revise your filing, where appropriate, to similarly disclose the geographic dispersion of your loan portfolio.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on page F-31.

Exhibits

15.	Please ensure each exhibit is in the proper text-searchable format. See Item 301 of Regulation S-T. Please re-file the respective exhibits to your registration statement.

Response: In response to the Staff’s comment, the Company has ensured that each exhibit is in the proper text-searchable format.

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General

16.

We note your disclosure on page 4, and similar disclosure throughout your prospectus, that GBank is subject to primary supervision, periodic examination and regulation by the NVDFS and by the FRB as its primary federal regulator. We also note disclosure, such as on page F-7, that GBank is subject to regulation by the FDIC and the NFID. Please revise your disclosure to clarify or advise.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on page 4 to remove the acronym “NVDFS.”  The Company has kept the acronym “NFID” on page F-7.  Both acronyms referenced the same state regulator.

17.

We note your cover page disclosure that the closing of this offering is not contingent upon the successful listing of your common stock on the Nasdaq Capital Market. Include risk factor disclosure to address the impact on liquidity and value of shares if your shares are not listed on the Nasdaq Capital Market.

Response:  In response to the Staff’s comment, the Company has added a risk factor to page 29.

Please contact the undersigned with any questions or comments.

Very truly yours,
SKLAR WILLIAMS PLLC

/s/ Henry Lichtenberger

Henry Lichtenberger

cc:	Lory Empie
John Spitz
Madeleine Joy Mateo
Susan Block
Securities and Exchange Commission

Ryan Sullivan
Edward Nigro
Jeffery Whicker
GBank Financial Holdings, Inc.

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